Exhibit 99.1

MOMO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	As of December 31,	As of March 31,
	2017	2018
Assets
Current assets
Cash and cash equivalents	$685,827	$320,488
Term deposits	373,794	578,938
Restricted cash	—	70,000
Accounts receivable, net of allowance for doubtful accounts of $90 and $93 as of December 31, 2017 and March 31, 2018, respectively	39,597	32,587
Amount due from related parties	5,143	6,518
Prepaid expenses and other current assets	82,717	74,798
Short-term investment	1,614	—

Total current assets	1,188,692	1,083,329
Property and equipment, net	39,762	45,005
Intangible assets	7,462	7,512
Rental deposits	2,651	2,697
Long term investments	44,337	50,436
Other non-current assets	8,495	16,182
Deferred tax assets, non-current	7,197	6,195
Goodwill	3,401	3,528
Prepaid acquisition consideration	—	229,823

Total assets	1,301,997	1,444,707

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Company of $54,937 and $59,965 as of December 31, 2017 and March 31, 2018, respectively)	74,535	82,535
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Company of $64,788 and $61,846 as of December 31, 2017 and March 31, 2018, respectively)	64,865	61,926
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $30,802 and $31,523 as of December 31, 2017 and March 31, 2018, respectively)	87,809	64,251
Amount due to related parties (including amount due to related parties of the consolidated VIE without recourse to the Company of $29 and $25 as of December 31, 2017 and March 31, 2018, respectively)	5,804	5,800
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Company of $11,765 and $8,063 as of December 31, 2017 and March 31, 2018, respectively)	27,033	17,434

Total current liabilities	260,046	231,946
Deferred tax liabilities, non-current	1,866	1,878
Other non-current liabilities	2,305	4,170

Total liabilities	264,217	237,994

Commitments and contingencies (Note 14)
Equity
Class A ordinary shares ($0.0001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2017 and March 31, 2018 respectively; 314,060,843 and 321,765,271 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	34	35
Class B ordinary shares ($0.0001 par value; 100,000,000 and 100,000,000 shares authorized as of December 31, 2017 and March 31, 2018, respectively; 84,364,466 and 80,364,466 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	9	9
Treasury stock	(64,494)	(64,494)
Additional paid-in capital	713,721	726,481
Retained earnings	369,707	499,591
Accumulated other comprehensive income	15,954	42,608
Non-controlling interest	2,849	2,483

Total equity	1,037,780	1,206,713

Total liabilities and equity	$1,301,997	$1,444,707

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	Three months ended March 31
	2017	2018
Net revenues	$265,238	$435,129
Cost and expenses:
Cost of revenues (including share-based compensation of $305 and $478 in the three-month periods ended March 31, 2017 and 2018, respectively)	(120,444)	(209,608)
Research and development (including share-based compensation of $1,372 and $2,575 in the three-month periods ended March 31, 2017 and 2018, respectively)	(8,559)	(17,533)
Sales and marketing (including share-based compensation of $2,156 and $3,291 in the three-month periods ended March 31, 2017 and 2018, respectively)	(33,997)	(44,342)
General and administrative (including share-based compensation of $5,676 and $6,038 in the three-month periods ended March 31, 2017 and 2018, respectively)	(12,100)	(17,231)

Total cost and expenses	(175,100)	(288,714)

Other operating income	905	1,087

Income from operations	91,043	147,502
Interest income	3,752	7,540

Income before income tax and share of income on equity method investments	94,795	155,042
Income tax expense	(15,777)	(26,905)

Income before share of income on equity method investments	79,018	128,137
Share of income on equity method investments	2,183	1,279

Net income	81,201	129,416
Less: net loss attributable to non-controlling interest	(7)	(468)

Net income attributable to Momo Inc.	81,208	129,884

Net income attributable to ordinary shareholders	$81,208	$129,884

Net income per share attributable to ordinary shareholders
Basic	$0.21	$0.33
Diluted	$0.20	$0.31

Weighted average shares used in calculating net income per ordinary share
Basic	389,835,182	399,002,678
Diluted	410,884,521	415,045,295

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and share related data)

	Three months ended March 31
	2017	2018
Net income	$81,201	$129,416
Other comprehensive income, net of tax:
Foreign currency translation adjustment	2,263	26,754

Comprehensive income	83,464	156,170
Less: comprehensive loss attributed to the non-controlling interest	(7)	(368)

Comprehensive income attributable to Momo Inc.	$83,471	$156,538

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and share related data)

	Ordinary shares		Additional paid-in capital	Treasury stock	Retained earning	Accumulated other comprehensive (Loss) Income	Non-controlling interests	Total shareholders’ equity
	Shares	Amount
Balance as of January 1, 2017	388,948,435	$42	$663,498	$(64,494)	$51,141	$(16,168)	$—	$634,019
Net (loss) income	—	—	—	—	81,208	—	(7)	81,201
Share-based compensation	—	—	9,509	—	—	—	—	9,509
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	5,364,060	1	306	—	—	—	—	307
Foreign currency translation adjustment	—	—	—	—	—	2,263	—	2,263

Balance as of March 31, 2017	394,312,495	$43	$673,313	$(64,494)	$132,349	$(13,905)	$(7)	$727,299

Balance as of January 1, 2018	398,425,309	$43	$713,721	$(64,494)	$369,707	$15,954	$2,849	$1,037,780
Net (loss) income					129,884		(468)	129,416
Share-based compensation	—	—	12,382	—	—	—	—	12,382
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	3,704,428	1	378	—	—	—	—	379
Addition in non-controlling interest of a subsidiary	—	—	—	—	—	—	2	2
Foreign currency translation adjustment	—	—	—	—	—	26,654	100	26,754

Balance as of March 31, 2018	402,129,737	$44	$726,481	$(64,494)	$499,591	$42,608	$2,483	$1,206,713

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and share related data)

	Three months Ended March 31
	2017	2018
Cash flows from operating activities
Net income	$81,201	$129,416
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	2,122	4,954
Amortization of intangible assets	—	226
Share-based compensation	9,509	12,382
Share of income on equity method investments	(2,183)	(1,279)
Changes in operating assets and liabilities
Accounts receivable	3,910	8,379
Prepaid expenses and other current assets	(4,575)	8,996
Amount due from related parties	(337)	(1,169)
Deferred tax assets	73	1,254
Rental deposits	(1,169)	53
Other non-current assets	(733)	(1,814)
Accounts payable	6,456	8,871
Income tax payable	9,797	(10,236)
Deferred revenue	(424)	(5,287)
Accrued expenses and other current liabilities	(8,932)	(26,618)
Amount due to related parties	(255)	(5)
Deferred tax liability	—	(56)
Other non-current liabilities	902	1,865

Net cash provided by operating activities	95,362	129,932

Cash flows from investing activities
Purchase of property and equipment	(7,204)	(10,115)
Proceeds from disposal of property and equipment	4	1
Payment for long term investments	(1,515)	(630)
Prepayment for long term investments	—	(7,398)
Payment for acquired intangible assets	(578)	—
Prepaid consideration for business acquisition	—	(229,823)
Purchase of term deposits	(261,787)	(572,421)
Cash received on maturity of term deposits	304,607	375,092
Cash received from sales of short-term investment	—	1,653

Net cash provided by (used in) investing activities	33,527	(443,641)

Cash flows from financing activities
Deferred payment of purchase of property and equipment	(174)	(1,153)
Proceeds from exercise of share options	299	384

Net cash provided by (used in) financing activities	125	(769)

Effect of exchange rate on cash and cash equivalents	2,121	19,139

Net increase in (decrease by) cash, cash equivalents and restricted cash	131,135	(295,339)
Cash, cash equivalent and restricted cash at the beginning of period	257,564	685,827

Cash, cash equivalent and restricted cash at the end of period	$388,699	$390,488

Non-cash investing and financing activities
Payable for purchase of property and equipment	4,027	7,098
Payable for repurchase of ordinary shares	6,450	6,450
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	$388,699	$320,488
Restricted cash	—	70,000
Total cash, cash equivalents and restricted cash	$388,699	$390,488

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Momo Inc. (the “Company”, formerly known as Momo Technology Company Limited) is the holding company for a group of companies, which is incorporated in the British Virgin Islands (“BVI”) on November 23, 2011. In July 2014, the Company was redomiciled in the Cayman Islands (“Cayman”) as an exempted company registered under the laws of the Cayman Islands, and was renamed Momo Inc. The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively the “Group”) are principally engaged in providing mobile-based social networking services. The Group started its operation in July 2011. The Group started its monetization in the third quarter of 2013, by offering a platform for live video service, value-added services, mobile games and mobile marketing services.

On February 23, 2018, the Group reached a definitive agreement with Tantan Limited (“Tantan”) and all of its shareholders, pursuant to which the Group agreed to acquire 100% fully diluted equity stake in Tantan for a combination of share consideration and cash, including 5,328,853 newly issued Class A ordinary shares of the Company and $613,181 in cash, of which $229,823 and $309,228 were paid in March and May 2018, respectively. The acquisition closed in May 2018. Refer to Note 19.

The following consolidated financial statements amounts and balances of the VIE were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions as of and for the three-month periods ended March 31:

	As of December 31,	As of March 31
	2017	2018
Cash and cash equivalents	$63,110	$101,612
Accounts receivable, net of allowance for doubtful accounts of $90 and $93 as of December 31, 2017 and March 31,2018, respectively	39,597	32,587
Amount due from related parties	5,143	6,518
Prepaid expenses and other current assets	57,056	48,841
Short-term investment	1,614	—

Total current assets	166,520	189,558

Property and equipment, net	8,080	8,960
Intangible assets	7,462	7,512
Rental deposits	1,609	1,611
Other non-current assets	7,685	16,177
Long term investments	43,333	49,431
Deferred tax assets, non-current	1,062	1,101
Goodwill	3,401	3,528

Total assets	239,152	277,878

Accounts payable	54,937	59,965
Deferred revenue	64,788	61,846
Accrued expenses and other current liabilities	30,802	31,523
Amounts due to related parties	29	25
Income tax payable	11,765	8,063

Total current liabilities	162,321	161,422

Deferred tax liabilities, non-current	1,866	1,878

Total liabilities	$164,187	$163,300

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Three months Ended March 31
	2017	2018
Net revenues	$265,238	$435,129
Net income	$148,713	$227,141
Net cash provided by operating activities	$148,422	$235,193
Net cash used in investing activities	$(2,839)	$(8,703)
Net cash provided by financing activities	$—	$—

The unrecognized revenue-producing assets that are held by the VIE are primarily self-developed intangible assets such as domain names, trademark and various licenses which are not recognized on consolidated balance sheets.

The VIE contributed an aggregate of 100% of the consolidated net revenues for the three-month periods ended March 31, 2017 and 2018, respectively. As of December 31, 2017 and March 31, 2018, the VIE accounted for an aggregate of 18.4% and 19.2%, respectively, of the consolidated total assets, and 62.1% and 68.6%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE primarily consist of cash and cash equivalents, term deposits and restricted cash.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 18 for disclosure of restricted net assets. The Group may lose the ability to use and enjoy assets held by the VIE that are important to the operation of business if the VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2016 and 2017.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the years ended December 31, 2016 and 2017. The results of operations for the three months ended March 31, 2017 and 2018 are not necessarily indicative of the results for the full years.

The financial information as of December 31, 2017 presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements for the year ended December 31, 2017.

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $632,572 and $308,331 as of December 31, 2017 and March 31, 2018, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, term deposits and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality.

Third-party application stores and other payment channels accounting for 10% or more of accounts receivables are as follows:

	As of December 31,	As of March 31,
	2017	2018
A	23%	29%
B	19%	23%
C	5%	10%
D	21%	3%

No user or advertising customer accounted for 10% or more of accounts receivables for the three-month periods ended March 31, 2017 and 2018, respectively.

Concentration of revenue

No user or customer accounted for 10% or more of net revenues for the three-month periods ended March 31, 2017 and 2018, respectively.

Business combinations

Business combinations are recorded using the acquisition method of accounting. The Company adopted Accounting Standard Update (“ASU”) 2017-01 “Business Combination (Topic 805): Clarifying the Definition of a Business” on January 1, 2018 and applied the new definition of a business prospectively for acquisitions made subsequent to December 31, 2017. Upon the adoption of ASU 2017-01, a new screen is introduced to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business. The adoption of this standard requires future purchases to be evaluated under the new framework.

The purchase price of business acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred. Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Adoption of Accounting Standard Codification (“ASC”), “Revenue from Contracts with Customers”

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”) as modified by subsequently issued ASUs 2015-14, 2016-08, 2016-10, 2016-12 and 2016-20 (collectively ASU 2014-09).

On January 1, 2018, the Group adopted Topic 606 by applying the modified retrospective method. The adoption of Topic 606 did not have an impact on the Company’s consolidated results of operations, financial position or cash flows but resulted in additional disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group principally derives its revenue from live video services, value-added services, mobile marketing services, mobile games and other services. The Group recognizes revenue when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those goods or services. The Group applied the five steps method outlined in Topic 606 to all revenue streams. In addition, the standard requires disclosures of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

For the three months ended March 31, 2018 and 2017, all the revenue for the periods was recognized from contracts with customers. The following table presents the Group’s revenues disaggregated by revenue sources. The Group’s revenue is reported net of discounts, value added tax and surcharges.

Components of revenues are presented in the following table:

	Three months Ended March 31
	2017	2018
Live video service	$212,577	$371,496
Value-added service	22,867	36,991
Mobile marketing	17,889	18,709
Mobile games	11,561	6,647
Other services	344	1,286

Total	$265,238	$435,129

(a)	Live video service

The Group provides live video service whereby users can enjoy live performances and interact with the broadcasters for free, and have the option of purchasing in-show virtual items. Broadcasters can either host the performance on their own or join a broadcaster agency. Users purchase virtual items from the Group and present them to broadcasters to show their support. The Group determines the virtual items price and generates revenue from sales of virtual items upon purchase. Under arrangements entered into with broadcasters and broadcaster agencies, the Group shares a portion of the revenues derived from the sales of virtual gifts with them.

The Group has determined that it has a single performance obligation which is the display of the virtual gift for the users when those are purchased by the users. The Group recognizes the sales of virtual items when the performance obligation is satisfied. Revenues derived from the sale of virtual items are recorded on a gross basis as the Group has determined that it is the principal in providing the live video services. The portion paid to broadcasters and/or broadcaster agencies is recognized as cost of revenues.

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(b)	Value-added services

Value-added services revenues include membership subscription revenue and virtual gift services revenue. Membership subscription is a service package which enables members to enjoy additional functions and privileges. The contract period for the membership subscription ranges from one month to one year. All membership subscription is nonrefundable. The Group has determined that its VIP services represents one performance obligation. The Group collects membership subscription in advance and records it as deferred revenue. Revenue is recognized ratably over the contract period as the membership subscription services are delivered.

Virtual gift service was launched in 2016 to enhance users’ experience of interaction and social networking with each other. Users purchase virtual gifts and send the virtual gifts simultaneously to other users, while the Group shares with them a portion of the revenues derived from the sales of virtual gifts. The Group has determined that it has one single performance obligation which is the display of the virtual gifts for the users who purchase them. Revenues derived from the sale of virtual gifts are recorded on a gross basis as the Group has determined that it is the principal in providing the virtual gift services. The portion paid to gift recipients is recognized as cost of revenues.

(c)	Mobile marketing

The Group provides advertising and marketing solutions to customers for promotion of their brands and conduction of effective marketing activities through its mobile application.

Display-based mobile marketing services

For display-based online advertising services such as banners and location-based advertising on the mobile applications, the Group has determined that its mobile marketing services represents one performance obligation. Accordingly, the Group recognizes mobile marketing revenue ratably over the period that the advertising is provided commencing on the date the customer’s advertisement is displayed, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.

Performance-based mobile marketing services

The Group also enables advertising customers to place link on its mobile platform on a pay-for-effectiveness basis, which is referred to as the cost for performance model. The Group charges fees to advertising customers based on the effectiveness of advertising links, which is measured by active clicks. The Group has determined that its mobile marketing services represent one performance obligation. Accordingly, the Group recognizes mobile marketing revenue based on sales of effective clicks. Revenue is estimated by the Group based on its internal data, which is confirmed with respective customers on a quarterly basis, or is recognized based on a fixed unit price.

The Group’s revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates if applicable. Agency rebates have not been material for the three-month periods ended March 31, 2017 and 2018.

(d)	Mobile games

The Group publishes both licensed mobile games developed by third-party game developers and its self-developed games to the game players through its mobile application.

Licensed mobile games

The Group generates revenue from offering services of mobile games developed by third-party game developers. All of the licensed games can be accessed and played by game players directly through the

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(d)	Mobile games - continued

Group’s mobile game platform. The Group primarily views the game developers to be its customers and considers its performance obligation under its agreements with the game developers to be the promotion of the game developers’ games. The Group generally collects payments from game players in connection with the sale of in-game currencies and remits certain agreed-upon percentages of the proceeds to the game developers. Purchases of in-game currencies are not refundable after they have been sold unless there is unused in-game currencies at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game becomes consistently insignificant. The Group does not currently expect to pay any material cash refunds to game players or game developers in connection with a discontinued game.

Licensed mobile games - Non-exclusive mobile games services

The Group enters into non-exclusive agreements with the game developers and offers the Group’s mobile game platform for the mobile games developed by the game developers. The Group has single performance obligation which includes offering their mobile game platform for the game developers. The Group has determined that it is not the principal in the transaction and accordingly, revenues derived from the sale of in-game currencies are recorded net of remittances to game developers and commission fees made to third-party application stores and other payment channels. Revenue is further recognized at the end of the estimated consumption date by individual game (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time ranging from zero to three days after the purchase of the in-game currencies.

Licensed mobile games - Exclusive mobile games services

The Group enters into exclusive agreements with game developers and provides them with the Group’s mobile game platform for the mobile games developed by the game developers. Under the exclusive agreements, the players can access to the games only through the Group’s platform. The Group has determined that it has a single performance obligation to provide mobile games services to game players who purchased virtual items to gain an enhanced game-playing experience over an average period of player relationship. Hence, the Group believes that its performance obligation to the game developers correspond to the game developers’ services to the players. The Group does not have access to the data on the consumption details and the types of virtual items purchased by the game players. Therefore, the Group cannot estimate the economic life of the virtual item. However, the Group maintains data of when a particular player purchases the virtual items and logs into the games. The Group has determined that it is not the principal in the transaction and accordingly, the Group recognizes revenues net of remittances to game developers and commission fees made to third-party application stores and other payment channels over the estimated period of player relationship on a game-by-game basis. As of December 31, 2017 and March 31, 2018, the Group operated six games under exclusive arrangements and the estimated periods of the player relationship ranges from 20 to 101 and 20 to 101 days, respectively.

Self-developed mobile game

In February 2015, the Group launched one self-developed game on its platform and started to generate revenues by in-game sales of virtual items. The Group has determined that it has a single performance obligation to the players who purchased the virtual items to gain an enhanced game-playing experience over the playing period of the paying players. Accordingly, the Group recognizes revenues ratably over the estimated average period of player relationship starting from the point in time when the players purchase the virtual items and once all other revenue recognition criteria are met. As of December 31, 2017 and March 31, 2018, the Group operated eight self-developed mobile games and the estimated periods of the player relationship ranges from 56 to 79 days and 56 to 82 days, respectively.

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(d)	Mobile games - continued

The Group has determined that it is the principal in fulfilling all obligations related to the mobile game operations for self-developed games. Accordingly, revenues are recognized on a gross basis. Commission fees paid to third-party application stores and other payment channels are recorded as cost of revenues.

(e)	Other service

Other service primarily includes Duobao service and paid emoticons. Other service revenues is not material for the periods presented.

Practical expedients and exemptions

The Group’s contracts have an original duration of one year or less. Accordingly, the Group does not disclose the value of unsatisfied performance obligations.

Contract balances

Accounts receivable are recorded when the right to consideration is unconditional. Payment terms on invoiced amounts are typically 1 to 180 days. The allowance for doubtful accounts reflects the best estimate of probable losses inherent to the account receivable balance. Additional information is included in Note 3. Deferred revenue primarily includes cash received from paying users and advertising customers. Deferred revenue is recognized as revenue over the estimated service period or when all of the revenue recognition criteria have been met

Value added taxes (“VAT”)

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets. VAT is also reported as a deduction to revenue when incurred and amounted to $24,646 and $38,844 for the three-month periods ended March 31, 2017 and 2018, respectively.

Advertising expenses

The Group expenses advertising expenses as incurred. Total advertising expenses incurred were $21,254 and $27,937 for the three-month periods ended March 31, 2017 and 2018, respectively, and have been included in sales and marketing expenses in the consolidated statements of operations.

Recent accounting pronouncement adopted

On January 1, 2018, the Company adopted Topic 606. Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company applied the five step method outlined in Topic 606 to all revenue streams and elected to adopt the standard using the modified retrospective method. Refer to Note 2, Revenue recognition for further details.

In January 2016, the FASB issued a new pronouncement ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncement adopted - continued

measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group adopted ASU 2016-01 and ASU 2018-03 under the modified retrospective method in the first quarter of 2018. The adoption of 2016-01 and ASU 2018-03 did not have a significant impact on the Company’s consolidated results of operations, financial position or cash flows.

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented.

The Group adopted ASU 2016-18 under the modified retrospective method in the first quarter of 2018. As the Group did not have restricted cash before January 1, 2018, the adoption of 2016-18 did not have a significant impact on the Company’s consolidated results of operations, financial position or cash flows before January 1, 2018. As of March 31, 2018, restricted cash of approximately $70,000 was included with cash and cash equivalents when reconciling the beginning of the period and end of the period total cash, cash equivalent and restricted cash presented on the consolidated statement of cash flow.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early application of the amendments in this Update is allowed.

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncement adopted - continued

The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. The Group adopted this guidance in the first quarter of 2018. The adoption did not have significant impact on the Company’s consolidated results of operations, financial position or cash flows for the period ended March 31, 2018.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,	As of March 31,
	2017	2018
Accounts receivable	$39,687	$32,680
Less: allowance for doubtful accounts	(90)	(93)

Accounts receivable, net	$39,597	$32,587

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,	As of March 31,
	2017	2018
Deposit at a third-party payment channel (i)	$29,239	$29,211
Advance to suppliers (ii)	21,521	21,461
Input VAT (iii)	3,714	5,109
Deferred platform commission cost	4,292	4,187
Interest receivable	8,441	3,996
Prepaid income tax and other expenses	8,069	3,804
Game promotions fees paid on behalf of game developers	2,742	3,033
Others	4,699	3,997

	$82,717	$74,798

(i)	Deposit at a third party payment channel is the cash deposited in a third party payment channel by the Group for the broadcasters to withdraw their revenue sharing and the customer payment to the Group’s account through a third party payment channel.

(ii)	Advance to suppliers were primarily for advertising fees and live video broadcasting service fees.

(iii)	Input VAT mainly occurred from the purchasing of goods for other services, property and equipment and advertising activities. It is subject to verification by related tax authorities before offsetting the VAT output.

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

5.	LONG TERM INVESTMENTS

	As of December 31,	As of March 31,
	2017	2018
Equity method investments
Hangzhou Aqua Ventures Investment Management L.P. (i)	$12,986	$14,671
Beijing Autobot Venture Capital L.P. (ii)	8,478	8,946
Jingwei Chuangteng (Hangzhou) L.P. (iii)	7,419	7,771
Others (iv)	3,188	3,175
Cost method investments
Hunan Qindao Cultural Spread Ltd.	4,611	4,783
Shanghai Yuzhou Pictures Co.,Ltd. (iv)	—	3,188
Others (v)	7,655	7,902

	$44,337	$50,436

(i)	The Group’s partnership interest in Hangzhou Aqua Ventures Investment Management L.P. (“Aqua”) was 42.7% as of March 31, 2018. The Group recognized its share of partnership profit in Aqua of $704 and $1,186 during the three-month periods ended March 31, 2017 and 2018, respectively.

(ii)	The Group’s partnership interest in Beijing Autobot Venture Capital L.P. (“Autobot”) was 26.7% as of March 31, 2018. The Group recognized its share of partnership profit in Autobot of $503 and $150 during the three-month periods ended March 31, 2017 and 2018, respectively.

(iii)	The Group’s partnership interest in Jingwei Chuangteng (Hangzhou) L.P. (“Jingwei”) was 2.4% as of March 31, 2018. The Group recognized its share of partnership profit in Jingwei of $920 and $75 during the three-month periods ended March 31, 2017 and 2018, respectively.

(iv)	On February 9, 2018, the Group entered into an agreement to subscribe 20%, equity interest in Shanghai Yuzhou Pictures Co., Ltd. (“Yuzhou”) for a total consideration of $3,188. The Group has one board seat but has substantial preferential liquidation right in Yuzhou. Accordingly, the Group accounted for this investment as cost method investment.

(v)	Others represent equity method investments or cost method investments that are individually insignificant.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,	As of March 31,
	2017	2018
Computer equipment	$45,580	$52,146
Office equipment	12,214	13,752
Vehicles	189	196
Leasehold improvement	10,366	13,534
Less: accumulated depreciation	(30,566)	(35,520)
Exchange difference	1,979	897

	$39,762	$45,005

Depreciation expenses charged to the consolidated statements of operations for the three-month periods ended March 31, 2017 and 2018 were $2,122 and $4,954 respectively.

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

7.	INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of December 31,	As of March 31,
	2017	2018
Licenses*	$8,059	$8,359
Game copyright	333	346
Less: accumulated amortization and impairment	(905)	(1,131)
Exchange difference	(25)	(62)

Net book value	$7,462	$7,512

*	Licenses mainly consist of the Internet Audio/Video Program Transmission License, which is a requisite permit according to government regulations for the Group’s business operation such as live video service.

Amortization expenses charged to the consolidated statements of operations for the three-month periods ended March 31, 2017 and 2018 were $nil and $226 respectively.

Future estimated aggregate amortization expenses as of March 31, 2018 are as follows:

Amounts
2018	$685
2019	914
2020	914
2021	803
2022	799
Thereafter	3,397

$7,512

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	As of March 31,
	2017	2018
Accrued payroll and welfare	$34,523	$16,343
Balance of users’ virtual accounts	14,175	16,270
Payable for advertisement	18,783	10,410
Other tax payables	9,457	9,367
Accrued professional services fee	3,417	4,023
VAT payable	1,543	944
Others	5,911	6,894

Total	$87,809	$64,251

9.	FAIR VALUE

Measured on recurring basis

The Group measures its financial assets and liabilities including cash and cash equivalents and restricted cash at fair value on a recurring basis as of December 31, 2017 and March 31, 2018, respectively. Cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

9.	FAIR VALUE - continued

Measured on recurring basis - continued

based on the quoted market price in an active market. As of December 31, 2017 and March 31, 2018, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurement as of December 31,
Description	2017	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$685,827	$685,827	—	$—

Total	$685,827	$685,827	—	$—

	Fair Value Measurement as of March 31,
Description	2018	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$320,488	$320,488	—	$—
Restricted cash	$70,000	$70,000	—	$—

Total	$390,488	$390,488	—	$—

Measured on nonrecurring basis

The Group measures its long-term investments at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Such impairments are considered level 3 fair value measurements because the Group uses unobservable inputs such as the management projection of discounted future cash flow and the discount rate. The Group did not record any impairment on its long-term investments during the three months ended March 31, 2017 and 2018.

10.	INCOME TAXES

PRC

The following table presents details of the provision for income taxes and the effective tax rates:

	For the three-month periods ended March 31
	2017	2018
Provision for income tax	$15,777	$26,905
Effective tax rates	16.6%	17.4%

Consistent with prior periods, the effective tax rate differs from the PRC statutory tax rate of 25% mainly as a result of a preferential tax rate applicable to Beijing Momo IT and Chengdu Momo.

The current and deferred components of the income tax expense appearing in the unaudited condensed consolidated statements of operations are as follows:

	For the three-month periods ended March 31
	2017	2018
Current tax expense	$15,704	$25,708
Deferred tax expense	73	1,197

Provision for income tax	$15,777	$26,905

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

10.	INCOME TAXES - continued

PRC - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,	As of March 31,
	2017	2018
Non-current deferred tax assets:
Advertising expense	$5,957	$4,916
Net operating tax losses carry-forward	3,964	4,624
Impairment on long term investments and game copyright	400	408
Accrued expenses	840	871
Less: valuation allowance	(3,964)	(4,624)

Non-current deferred tax assets, net	$7,197	$6,195

Non-current deferred tax liabilities:
Intangible assets acquired	1,866	1,878

Non-current deferred tax liabilities, net	$1,866	$1,878

The Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law.

As of March 31, 2018, the tax loss carry-forward for Beijing Momo’s subsidiaries amounted to $7,943, which would expire on various dates between December 31, 2020 and December 31, 2023. As of March 31, 2018, the tax loss carryforward for Momo HK amounted to $183, which would be carried forward indefinitely and set off against its future taxable profits. As of March 31, 2018, the tax loss carry-forward for Momo US amounted to $9,187. The tax loss arising prior January 1, 2018, amounted $8,985, would be carried forward for twenty years and the tax loss arising in tax year beginning after December 31, 2017, amounted $202, would be carried forward indefinitely instead of twenty years. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE may not be used to offset other subsidiaries’ or VIE’s earnings within the Group. Valuation allowance is considered on each individual subsidiary and legal entity basis. Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

No significant unrecognized tax benefit was identified as of March 31, 2017 and December 31, 2018. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

11.	ORDINARY SHARES

As of December 31, 2017, there were 314,060,843 Class A ordinary shares and 84,364,466 Class B ordinary shares issued and outstanding, par value $0.0001 per share.

During the three-month periods ended March 31, 2018, 3,704,428 ordinary shares were issued in connection with the exercise of options and vesting of restricted share units previously granted to employees, executives and consultants under the Company’s share incentive plans (see Note 12), respectively.

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

11.	ORDINARY SHARES - continued

As of March 31, 2018, there were 321,765,271 Class A ordinary shares and 80,364,466 Class B ordinary shares issued and outstanding, par value $0.0001 per share.

12.	SHARE-BASED COMPENSATION

Share options granted by the Company

The following table summarizes the option activity for the three-month period ended March 31, 2018:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life (years)	Aggregated intrinsic value
Outstanding as of January 1, 2018	26,969,291	$0.0536	7.40	$328,658

Granted	—	$—
Exercised	(3,666,928)	$0.1034
Forfeited	(169,156)	$0.0002

Outstanding as of March 31, 2018	23,133,207	$0.0461	7.29	$431,292

Exercisable as of March 31, 2018	12,704,512	$0.0838	6.33	$236,383

There were 12,704,512 vested options, and 9,446,427 options expected to vest as of March 31, 2018. For options expected to vest, the weighted-average exercise price was $0.0002 and aggregate intrinsic value was $176,552 as of March 31, 2018.

The weighted-average grant-date fair value of the share options granted during the three-month periods ended March 31, 2017 and 2018 was $14.93 and $nil, respectively. Total intrinsic value of options exercised for the three-month periods ended March 31, 2017 and 2018 was $84,901 and $69,080 respectively. The total fair value of options vested during the three-month periods ended March 31, 2017 and 2018 was $9,557 and $15,590, respectively.

The fair value of the ordinary shares is determined as the closing sales price of the Shares as quoted on the principal exchange or system. For employee and executives share options, the Group recorded share-based compensation of $7,745 and $10,859 during the three-month periods ended March 31, 2017 and 2018, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

For non-employee share options the Group recorded share-based compensation of $1,633 and $1,329 during the three-month periods ended March 31, 2017 and 2018, respectively, based on the fair value at the commitment date and recognized over the period the service is provided.

As of March 31, 2018, total unrecognized compensation expense relating to unvested share options was $109,396 which will be recognized over 2.77 years. The weighted-average remaining contractual term of options outstanding is 7.29 years.

Restricted share units (“RSUs”)

On March 7, 2017, the Company granted a total of 100,000 shares of RSUs to independent directors under the 2014 Plan and vesting period of 4 years, which began from March 7, 2017.

The Company will forfeit the unvested portion of the RSUs if the grantees terminate their service during the vesting period.

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Restricted share units (“RSUs”) - continued

The fair value of these RSUs is measured on the grant date based on the market price of the ordinary share on the grant date. The following table summarizes information regarding the share units granted:

Number of shares
Outstanding as of January 1, 2018	200,000
Granted	—
Forfeited	—
Vested	(37,500)

Outstanding as of March 31, 2018	162,500

The weighted-average grant-date fair value of the restricted share units granted during the three-month periods ended March 31, 2017 was $15.00. Total intrinsic value of the restricted share units exercised for the three-month periods ended March 31, 2017 and 2018 was $192 and $695, respectively. The total fair value of the restricted share units vested during the three-month periods ended March 31, 2017 and 2018 was $81 and $456, respectively. The aggregated fair value of RSUs was $1,500 for the grant date of March 7, 2017.

The Group recorded share-based compensation of $103 and $184 for RSUs for the three-month periods ended March 31, 2017 and 2018, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of March 31, 2018, total unrecognized compensation expense relating to unvested RSUs was $1,654, which will be recognized over 2.52 years. The weighted-average remaining contractual term of RSUs outstanding is 8.27 years.

13.	NET INCOME PER SHARE

The calculation of net income per share is as follows:

	For the three-month periods ended March 31
	2017	2018
Numerator:
Net income attributable to Momo Inc.	$81,208	$129,884

Denominator:

Denominator for computing net income per share-basic:
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	389,835,182	399,002,678

Denominator for computing net income per share-diluted:
Weighted average shares outstanding used in computing net income per ordinary share-diluted	410,884,521	415,045,295

Net income per ordinary share attributable to Momo Inc. - basic	$0.21	$0.33

Net income per ordinary share attributable to Momo Inc. - diluted	$0.20	$0.31

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

13.	NET INCOME PER SHARE - continued

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net income per ordinary share for the three-month periods ended March 31, 2017 and 2018, because their effect is anti-dilutive:

	For the three-month periods ended March 31
	2017	2018
Share issuable upon exercise of share options	—	2,521,000

14.	COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases. These leases expire through 2022 and are renewable upon negotiation. Rental expenses under operating leases for the three-month periods ended March 31, 2017 and 2018 were $1,473 and $2,808, respectively.

Future minimum payments under non-cancellable operating leases as of March 31, 2018 were as follows:

2018	$5,626
2019	4,860
2020	1,037
2021	1,385

Total	$12,908

Other commitments

The Group is obligated to subscribe $4,611 and $8,449 for partnership interest and equity interest and subsidiary interest of certain long-term investees under various arrangements as of December 31, 2017 and March 31, 2018, respectively. The Group is also obligated to pay cash consideration of $383,358 and issue 5,328,853 ordinary shares of the Company related to the acquisition of Tantan as of March 31, 2018.

Contingencies

The Group is subject to legal proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

15.	RELATED PARTY BALANCES AND TRANSACTIONS

Major related parties	Relationship with the Group
Alibaba Cloud Computing Ltd. (i)	Affiliates of a Major Shareholder
Hunan Qindao Cultural Spread Ltd.	Long-term investee
Hunan Qindao Network Media Technology Co., Ltd.	Affiliate of long-term investee

(i)	This entity ceased to be a related party as of January 1, 2018.

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

15.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

Save as disclosed elsewhere in these consolidated financial statements, the Group had the following significant related party transactions:

(1)	Amount due from related parties-current

	As of December 31,	As of March 31,
	2017	2018
Hunan Qindao Network Media Technology Co., Ltd. (ii)	$5,143	$6,518

Total	$5,143	$6,518

(ii)	The amount of $5,143 and $6,518 as of December 31, 2017 and March 31, 2018 represented the advance payment of revenue sharing of live video service made to Hunan Qindao Network Media Technology Co., Ltd.

(2)	Amount due to related parties - current

	As of December 31,	As of March 31
	2017	2018
Amount due to ordinary shareholders (iii)	$5,775	$5,775
Others	29	25

Total	$5,804	$5,800

(iii)	The amounts of $5,775 as of December 31, 2017 and March 31, 2018 primarily included the unpaid repurchase amount by the Group to its ordinary shareholders. On April 22, 2014, certain ordinary shareholders who are also the senior management of the Company donated an aggregate of 15,651,589 ordinary shares to the Company with no consideration. On the same date, the Group declared a special dividend to these shareholders at an aggregated amount of $64,494, among which $58,044 was paid in May 2014. The remaining $5,775 and $675 were recorded as amount due to related parties-current and accrued expenses and other current liabilities, respectively, as of December 31, 2017 and March 31, 2018. The Company treated the whole transaction as a repurchase of ordinary shares of which the repurchase price is considerably lower than the fair value of ordinary share. All such shares were recorded as treasury stock.

(3)	Purchase from related parties

	Three months Ended March 31
	2017	2018
Hunan Qindao Network Media Technology Co., Ltd. (iv)	$—	$8,644
Hunan Qindao Cultural Spread Ltd. (iv)	2,226	—
Alibaba Cloud Computing Ltd. (v)	1,452	—
Others	127	—

Total	$3,805	$8,644

(iv)	The purchases from Hunan Qindao Network Media Technology Co., Ltd. and Hunan Qindao Cultural Spread Ltd. represent the revenue sharing with broadcaster agencies of live video service.

(v)	The purchase from Alibaba Cloud Computing Ltd. is mainly related to its cloud computing services.

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

16.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group’s revenue and net income are substantially derived from live video service, value-added services, mobile marketing services, mobile games and other services. The Group does not have discrete financial information of costs and expenses between various services in its internal reporting, and reports costs and expenses by nature as a whole. Therefore, the Group has one operating segment. The Group operates in the PRC; most of the Group’s long-lived assets are located in the PRC and all services are provided in the PRC. Components of revenues are presented in Note 2.

17.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $2,709 and $4,755 for the three-month periods ended March 31, 2017 and 2018, respectively.

18.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

The appropriations to these reserves by the Group’s PRC subsidiary, VIE and VIE’s subsidiaries was $nil and $nil separately in the three-month periods ended March 31, 2017 and 2018.

Relevant PRC laws and regulations restrict the WFOE, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid in capital, to the Company in the form of loans, advances or cash dividends. The WFOE’s accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIE and VIE’s subsidiaries’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions. The capital and statutory reserves restricted which represented the amount of net assets of the Group’s PRC subsidiary, VIE and VIE’s subsidiaries in the Group not available for distribution were $136,407 and $136,407 as of December 31, 2017 and March 31, 2018, respectively.

19.	SUBSEQUENT EVENTS

Withdrawal of Long Term Bank Loan

To facilitate the closing of the transaction with regard to the acquisition of 100% equity stake of Tantan Limited (“Tantan”), previously announced on February 23, 2018, the Group entered into a bank loan agreement with a domestic commercial bank in May 2018. Total amount of the loan is US$300 million with a fixed interest rate of 4.5% per annum and with a scheduled maturity date of May 9, 2020. The total amount of US$300 million was drawn in May, 2018. To secure the facility, the Group provided pledges over an RMB2.2 billion fixed-term deposit receipt and a $14 million cash deposit in May 2018.

Acquisition of Tantan

In May 2018, the Group completed the acquisition of 100% equity stake of Tantan. The Group intend to achieve synergies from the Tantan acquisition.

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(In U.S. dollars in thousands, except share data)

19.	SUBSEQUENT EVENTS - continued

Acquisition of Tantan - continued

The total consideration consisted of cash consideration of $613,181, of which $229,823 and $309,228 were paid in March and May 2018, respectively, and 5,328,853 ordinary shares of the Company. The total purchase price consisted of the following:

Cash consideration	$613,181
Value of ordinary shares	122,350

Total consideration	$735,531

Under the acquisition method of accounting, the net assets of Tantan acquired were recorded at their fair values as of the date of the closing of the acquisition based on a preliminary purchase price allocation report prepared by a third-party appraiser. The following is a summary of the fair values of the assets acquired and liabilities assumed based on the preliminary purchase price allocation:

	May 31, 2018	Amortization periods
Cash and cash equivalents and short term investment	$24,131
Accounts Receivable	3,133
Other current asset	3,562
Property and equipment, net	7,202
Other non-current asset	473
Intangible assets acquired:
Trade name	99,944	10 years
Technologies	4,072	3 years
Active users	53,435	5 years
Total assets	195,952
Accounts payable	3,282
Other current liabilities	40,959
Deferred tax liabilities	39,363
Total liabilities	83,604
Goodwill	$623,183

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business. Goodwill is not amortized and is not deductible for tax purposes.

The consolidated statement of operations for the three months ended March 31, 2018 and 2017 does not include any revenue or net income of the acquiree.

The following table summarizes the unaudited pro forma results of operation for the three-month period ended March 31, 2017 and 2018 assuming that the acquisition occurred on January 1, 2017. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2017.

	Three-month periods ended March 31
	2017	2018
Pro forma net revenue	$265,238	$442,136
Pro forma net income	67,708	80,170